CUSIP No. 76128Y102	Page 1 of 15 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

RETAIL VENTURES, INC.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

76128Y102
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 15 Pages

CUSIP No. 76128Y102	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON ENTRUST CAPITAL INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,306,799
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 3,306,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 76128Y102	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON ENTRUST PARTNERS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,306,799
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,306,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 76128Y102	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON ENTRUST PARTNERS OFFSHORE LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,306,799
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,306,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 76128Y102	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON GREGG HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,306,799
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,306,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 76128Y102	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON MARK FIFE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,306,799
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,306,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 76128Y102	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON MICHAEL HOROWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,306,799
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,306,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 76128Y102	Page 8 of 15 Pages

ITEM 1.	(a).	Name of Issuer: RETAIL VENTURES, INC.

	(b).	Address of Issuer's Principal Executive Offices:

41 E. Fifth Ave
Columbus, Ohio 43219

ITEM 2.	(a).	Name of Persons Filing:

This Statement is being filed jointly by (i) EnTrust Capital Inc., a Delaware corporation ("EnTrust"); (ii) EnTrust Partners LLC, a Delaware limited liability company ("Partners"); (iii) EnTrust Partners Offshore LLC, a Delaware limited liability company ("Offshore"); (iv) Mr. Gregg Hymowitz, who serves as a managing member of Partners and Offshore, and as a principal owner of EnTrust; (v) Mr. Mark Fife, who serves as a managing member of Partners and Offshore, and as a principal owner of EnTrust; and (vi) Mr. Michael Horowitz, who serves as a managing member of Partners and Offshore, and as a principal owner of EnTrust. EnTrust, Partners, Offshore, Gregg Hymowitz, Mark Fife and Michael Horowitz are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons".

(b).	Address of Principal Business Office for Each of the Above:

(i)	EnTrust Capital Inc. -- The address of EnTrust's principal
business and principal office is 717 Fifth Avenue, New York, NY 10022.

(ii)	EnTrust Partners LLC -- The address of Partners' principal
business and principal office is 717 Fifth Avenue, New York, NY 10022.

(iii)	EnTrust Partners Offshore LLC -- The address of Offshore's
principal business and principal office is 717 Fifth Avenue, New York, NY 10022.

(iv)	Gregg Hymowitz -- Mr. Hymowitz's principal address is 717
Fifth Avenue, New York, NY 10022.

(v)	Mark Fife -- Mr. Fife's principal address is 717
Fifth Avenue, New York, NY 10022.

(vi)	Michael Horowitz -- Mr. Horowitz's principal address is 717
Fifth Avenue, New York, NY 10022.

CUSIP No. 76128Y102	Page 9 of 15 Pages

	(c).	Citizenship or Place of Organization:

EnTrust, Partners, Offshore, are organized under the laws of Delaware.
Messrs. Hymowitz, Horowitz and Fife are United States citizens.

	(d).	Title of Class of Securities: Common Stock without par value

	(e).	CUSIP Number: 76128Y102

ITEM 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act;
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act;
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	[X] Group, in accordance with Rule 13d-1(b)(1) (ii)(J).[1]

[1]	EnTrust, Partners and Offshore are registered investment advisers. Messrs. Hymowitz, Fife or Horowitz are control persons of the investment advisers.

CUSIP No. 76128Y102	Page 10 of 15 Pages

ITEM 4.	Ownership.

	(a).	Amount beneficially owned:

		(i)	EnTrust Capital Inc.[2]	3,306,799

(ii)	EnTrust Partners LLC[3]	3,306,799

(iii)	EnTrust Partners Offshore LLC[4]	3,306,799

(iv)	Gregg Hymowitz[5]	3,306,799

(v)	Mark Fife[6]	3,306,799

(vi)	Michael Horowitz[7]	3,306,799

[2]

EnTrust Capital Inc. is the investment adviser to numerous managed accounts, subject to the overall control of the principal owners of EnTrust, Messrs. Hymowitz, Fife and Horowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities held on behalf of such accounts.

[3]

EnTrust Partners LLC is the general partner and investment manager of multiple private investment funds, subject to the overall control of the managing members, Messrs. Hymowitz, Fife and Horowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities held on behalf of such funds.

[4]

EnTrust Partners Offshore LLC is the investment manager of one or more private funds, subject to the overall control of the managing members, Messrs. Hymowitz, Fife and Horowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities held on behalf of such funds.

[5]	Gregg Hymowitz is a managing member of Partners and Offshore, and a principal owner of EnTrust, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities.

[6]	Mark Fife is a managing member of Partners and Offshore, and a principal owner of EnTrust, and thus could be deemed to share the power to vote or dispose or direct the disposition of the reported securities.

[7]	Michael Horowitz is a managing member of Partners and Offshore, and a principal owner of EnTrust, and thus could be deemed to share the power to vote or dispose of or direct the disposition of the reported securities.

CUSIP No. 76128Y102	Page 11 of 15 Pages

(b).	Percentage of class:

	(i)	EnTrust Capital Inc.	6.8%

(ii)	EnTrust Partners LLC	6.8%

(iii)	EnTrust Partners Offshore LLC	6.8%

(iv)	Gregg Hymowitz	6.8%

(v)	Mark Fife	6.8%

(vi)	Michael Horowitz	6.8%

(c).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

	(i)	EnTrust Capital Inc.	0

	(ii)	EnTrust Partners LLC	0

	(iii)	EnTrust Partners Offshore LLC	0

(iv)	Gregg Hymowitz	0

(v)	Mark Fife	0

(vi)	Michael Horowitz	0

(2)	Shared power to vote or to direct the vote:

(i)	EnTrust Capital Inc.	3,306,799

(ii)	EnTrust Partners LLC	3,306,799

(iii)	EnTrust Partners Offshore LLC	3,306,799

(iv)	Gregg Hymowitz	3,306,799

(v)	Mark Fife	3,306,799

(vi)	Michael Horowitz	3,306,799

CUSIP No. 76128Y102	Page 12 of 15 Pages

(3)	Sole power to dispose or to direct the disposition of :

(i)	EnTrust Capital Inc.	0

(ii)	EnTrust Partners LLC	0

(iii)	EnTrust Partners Offshore LLC	0

(iv)	Gregg Hymowitz	0

(v)	Mark Fife	0

(vi)	Michael Horowitz	0

(4)	Shared power to dispose or to direct the disposition of:

(i)	EnTrust Capital Inc.	3,306,799

(ii)	EnTrust Partners LLC	3,306,799

(iii)	EnTrust Partners Offshore LLC	3,306,799

(iv)	Gregg Hymowitz	3,306,799

(v)	Mark Fife	3,306,799

(vi)	Michael Horowitz	3,306,799

ITEM 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

The reported securities owned by EnTrust, Partners, Offshore, and Messrs.

Hymowitz, Fife and Horowitz are beneficially owned by EnTrust (on behalf of numerous managed accounts advised by EnTrust), Partners and Offshore. EnTrust, Partners, Offshore, and Messrs. Hymowitz, Fife and Horowitz individually beneficially own less than 5% of the reported securities. Each of EnTrust, Partners, Offshore, and Messrs. Hymowitz, Fife and Horowitz may be deemed to possess the power to vote and dispose or direct the disposition of the reported securities.

CUSIP No. 76128Y102	Page 13 of 15 Pages

ITEM 7.	Identification and Classification of Subsidiaries which Acquired the Security
Being Reported on by the Parent Holding Company:

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group:

See Item 2 and Footnotes to Item 4.

ITEM 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 76128Y102	Page 14 of 15 Pages

ITEM 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ENTRUST CAPITAL INC.

Date: May 15, 2009	By /s/ Jill Zelenko
Jill Zelenko, Chief Financial Officer of
EnTrust Capital Inc.

ENTRUST PARTNERS LLC

Date: May 15, 2009	By /s/ Gregg Hymowitz
Gregg Hymowitz, managing member

ENTRUST PARTNERS OFFSHORE LLC

Date: May 15, 2009	By /s/ Gregg Hymowitz
Gregg Hymowitz, managing member

GREGG HYMOWITZ

Date: May 15, 2009	By /s/ Gregg Hymowitz

MARK FIFE

Date: May 15, 2009	By /s/ Mark Fife

MICHAEL HOROWITZ

Date: May 15, 2009	By /s/ Michael Horowitz

CUSIP No. 76128Y102	Page 15 of 15 Pages

EXHIBIT 1 -- AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 15th day of May, 2009.

ENTRUST CAPITAL INC.

Date: May 15, 2009	By /s/ Jill Zelenko
Jill Zelenko, Chief Financial Officer of
EnTrust Capital Inc.

ENTRUST PARTNERS LLC

Date: May 15, 2009	By /s/ Gregg Hymowitz
Gregg Hymowitz, managing member

ENTRUST PARTNERS OFFSHORE LLC

Date: May 15, 2009	By /s/ Gregg Hymowitz
Gregg Hymowitz, managing member

GREGG HYMOWITZ

Date: May 15, 2009	By /s/ Gregg Hymowitz

MARK FIFE

Date: May 15, 2009	By /s/ Mark Fife

MICHAEL HOROWITZ

Date: May 15, 2009	By /s/ Michael Horowitz